SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                             Lawson Software, Inc.
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   52078P102
                                 (CUSIP Number)

                             Keith Schaitkin, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 11, 2010
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 52078P102


1   NAME  OF  REPORTING  PERSON
      High  River  Limited  Partnership

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     / /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      2,763,180  (includes  Shares  underlying  call  options.  See  Item  5)

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      2,763,180  (includes  Shares  underlying  call  options.  See  Item  5)

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      2,763,180  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      1.71%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 52078P102


1   NAME  OF  REPORTING  PERSON
      Hopper  Investments  LLC

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     / /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      2,763,180  (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      2,763,180  (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      2,763,180  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      1.71%

14  TYPE  OF  REPORTING  PERSON
      OO

                                  SCHEDULE 13D

CUSIP No. 52078P102


1   NAME  OF  REPORTING  PERSON
      Barberry  Corp.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      2,763,180  (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      2,763,180  (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      2,763,180  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      1.71%

14  TYPE  OF  REPORTING  PERSON
      CO

                                  SCHEDULE 13D

CUSIP No. 52078P102


1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     / /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      4,742,310  (includes  Shares  underlying  call  options.  See  Item  5)

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      4,742,310  (includes  Shares  underlying  call  options.  See  Item  5)

10  SHARED  DISPOSITIVE  POWER
     0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      4,742,310  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      2.93%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 52078P102


1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  II  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      1,660,146  (includes  Shares  underlying  call  options.  See  Item  5)

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      1,660,146  (includes  Shares  underlying  call  options.  See  Item  5)

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      1,660,146  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      1.03%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 52078P102


1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  III  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      626,350  (includes  Shares  underlying  call  options.  See  Item  5)

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      626,350  (includes  Shares  underlying  call  options.  See  Item  5)

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      626,350  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      0.39%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 52078P102


1   NAME  OF  REPORTING  PERSON
      Icahn  Offshore  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      7,028,806  (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      7,028,806  (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      7,028,806  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      4.35%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 52078P102


1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     / /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      4,023,914  (includes  Shares  underlying  call  options.  See  Item  5)

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      4,023,914  (includes  Shares  underlying  call  options.  See  Item  5)

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      4,023,914  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      2.49%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 52078P102


1   NAME  OF  REPORTING  PERSON
      Icahn  Onshore  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      4,023,914  (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      4,023,914  (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      4,023,914  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      2.49%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 52078P102


1   NAME  OF  REPORTING  PERSON
      Icahn  Capital  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      11,052,720  (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      11,052,720  (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      11,052,720  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      6.83%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 52078P102


1   NAME  OF  REPORTING  PERSON
      IPH  GP  LLC

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      11,052,720  (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      11,052,720  (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      11,052,720  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      6.83%

14  TYPE  OF  REPORTING  PERSON
      OO

                                  SCHEDULE 13D

CUSIP No. 52078P102


1   NAME  OF  REPORTING  PERSON
      Icahn  Enterprises  Holdings  L.P.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     / /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      11,052,720  (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      11,052,720  (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      11,052,720  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      6.83%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 52078P102


1   NAME  OF  REPORTING  PERSON
      Icahn  Enterprises  G.P.  Inc.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     / /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      11,052,720  (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      11,052,720  (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      11,052,720  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      6.83%

14  TYPE  OF  REPORTING  PERSON
      CO

                                  SCHEDULE 13D

CUSIP No. 52078P102


1   NAME  OF  REPORTING  PERSON
      Beckton  Corp.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     / /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      11,052,720  (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      11,052,720  (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      11,052,720  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      6.83%

14  TYPE  OF  REPORTING  PERSON
      CO

                                  SCHEDULE 13D

CUSIP No. 52078P102


1   NAME  OF  REPORTING  PERSON
      Carl  C.  Icahn

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     / /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      United  States  of  America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      13,815,900  (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      13,815,900  (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      13,815,900  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      8.54%

14  TYPE  OF  REPORTING  PERSON
      IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement relates to the Common Stock, par value $0.01 (the "Shares"), issued by Lawson Software, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 380 St. Peter Street, St. Paul, Minnesota, New York 55102.

Item 2. Identity and Background

     The persons filing this statement are High River Limited Partnership ("High River"), Hopper Investments LLC ("Hopper"), Barberry Corp. ("Barberry"), Icahn
Partners Master Fund LP ("Icahn Master"), Icahn Partners Master Fund II LP ("Icahn Master II"), Icahn Partners Master Fund III LP ("Icahn Master III"), Icahn Offshore LP ("Icahn Offshore"), Icahn Partners LP ("Icahn Partners"), Icahn Onshore LP ("Icahn Onshore"), Icahn Capital LP ("Icahn Capital"), IPH GP LLC ("IPH"), Icahn Enterprises Holdings L.P. ("Icahn Enterprises Holdings"), Icahn Enterprises G.P. Inc. ("Icahn Enterprises GP"), Beckton Corp. ("Beckton"), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

     The principal business address of each of (i) High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, (ii) Icahn Master, Icahn Master II and Icahn Master III is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands, and (iii) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153.

     Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl
C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 92.3% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. ("Icahn Enterprises"). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

     Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River. Each of Icahn Master, Icahn Master II, Icahn Master III and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

     Carl  C.  Icahn's  present principal occupation or employment is serving as
(i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a New York Stock Exchange listed diversified holding company engaged in a variety of businesses, including investment management, metals, automotive, real estate, railcar, food/packaging, casino gambling and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

     None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The Reporting Persons hold, in the aggregate, 13,815,900 Shares (including Shares underlying call options. See Item 5). The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was $85.3 million (including commissions and premiums for the options to purchase Shares). The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares purchased by the Reporting Persons was obtained through margin borrowing. As of the close of business on May 20, 2010, the indebtedness of (i) High River's margin account was approximately $384.2 million, (ii) Icahn Partners' margin account was approximately $97.2 million, (iii) Icahn Master's margin account was approximately $145.7 million, (iv) Icahn Master II's margin account was approximately $37.7 million, and (v) Icahn Master III's margin account was approximately $21.6 million.

Item 4. Purpose of Transaction

     The Reporting Persons acquired the Shares in the belief that the Shares were undervalued. The Reporting Persons intend to seek to have conversations with management of the Issuer to discuss the business and operations of the Issuer and the maximization of shareholder value.

     The Reporting Persons may, from time to time and at any time, acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, "Securities") of the Issuer in the open market or otherwise. They reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 13,815,900 Shares (including Shares underlying call options), representing approximately 8.54% of the Issuer's outstanding Shares (based upon the 161,711,144 Shares stated to be outstanding as of March 31, 2010 by the Issuer in the Issuer's Form 10-Q filed with the Securities and Exchange
Commission  on  April  9,  2010).

     (b) High River has sole voting power and sole dispositive power with regard to 2,763,180 Shares (including Shares underlying call options). Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 4,742,310 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 1,660,146 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 626,350 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 4,023,914 Shares (including Shares underlying call options). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on May 21, 2010. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.


Name of                Date of               Amount of          Price Per
Reporting              Transaction           Securities         Share
Person
----------------       -----------           ----------         ----------
High River             04/01/2010               66,580              6.63
High River             04/05/2010               51,640              6.90
High River             04/06/2010               23,940              6.90
High River             04/07/2010               87,544              6.96
High River             04/08/2010              244,463              7.26
High River             04/09/2010               87,820              7.59
High River             04/12/2010               80,460              7.68
High River             04/13/2010               72,720              7.76
High River             04/14/2010              141,740              7.87
High River             04/15/2010               81,040              7.93
High River             04/16/2010               87,761              7.87
High River             04/19/2010               53,760              7.77
High River             04/20/2010               29,740              7.88
High River             04/21/2010               20,000              7.91
High River             04/22/2010               26,000              7.85
High River             04/23/2010               60,840              8.03
High River             04/26/2010               22,700              8.08
High River             04/27/2010               54,780              7.99
High River             04/28/2010               53,920              7.73
High River             04/29/2010               57,040              7.79
High River             04/30/2010               40,000              7.91
High River             05/03/2010               40,000              7.97
High River             05/04/2010               40,000              7.77
High River             05/05/2010               40,000              7.71
High River             05/06/2010               20,000              7.43
High River             05/07/2010               20,000              7.19
High River             05/11/2010               80,660              7.71
High River             05/12/2010              111,932              7.86
High River             05/13/2010              105,000              7.97
High River             05/14/2010               73,700(1)           2.99(2)
High River             05/17/2010              126,290(1)           3.11(2)
High River             05/18/2010              140,000(1)           3.16(2)
High River             05/19/2010              261,090(1)           3.03(2)
High River             05/20/2010              120,020(1)           2.69(2)
High River             05/21/2010              140,000(1)           2.72(2)

Icahn Partners         04/01/2010               97,724              6.63
Icahn Partners         04/05/2010               75,796              6.90
Icahn Partners         04/06/2010               35,139              6.90
Icahn Partners         04/07/2010              128,494              6.96
Icahn Partners         04/08/2010              358,816              7.26
Icahn Partners         04/09/2010              128,901              7.59
Icahn Partners         04/12/2010              118,096              7.68
Icahn Partners         04/13/2010              106,736              7.76
Icahn Partners         04/14/2010              208,043              7.87
Icahn Partners         04/15/2010              118,949              7.93
Icahn Partners         04/16/2010              128,814              7.87
Icahn Partners         04/19/2010               78,908              7.77
Icahn Partners         04/20/2010               43,651              7.88
Icahn Partners         04/21/2010               29,355              7.91
Icahn Partners         04/22/2010               38,162              7.85
Icahn Partners         04/23/2010               89,299              8.03
Icahn Partners         04/26/2010               33,319              8.08
Icahn Partners         04/27/2010               80,405              7.99
Icahn Partners         04/28/2010               79,142              7.73
Icahn Partners         04/29/2010               83,722              7.79
Icahn Partners         04/30/2010               58,710              7.91
Icahn Partners         05/03/2010               40,661              7.97
Icahn Partners         05/04/2010               59,212              7.77
Icahn Partners         05/05/2010               58,251              7.71
Icahn Partners         05/06/2010               29,125              7.43
Icahn Partners         05/07/2010               29,124              7.19
Icahn Partners         05/11/2010              117,463              7.71
Icahn Partners         05/12/2010              163,003              7.86
Icahn Partners         05/13/2010              152,907              7.97
Icahn Partners         05/14/2010              107,326(1)           2.99(2)
Icahn Partners         05/17/2010              183,911(1)           3.11(2)
Icahn Partners         05/18/2010              203,877(1)           3.16(2)
Icahn Partners         05/19/2010              380,216(1)           3.03(2)
Icahn Partners         05/20/2010              174,781(1)           2.69(2)
Icahn Partners         05/21/2010              203,876(1)           2.72(2)

Icahn Master           04/01/2010              111,879              6.63
Icahn Master           04/05/2010               86,775              6.90
Icahn Master           04/06/2010               40,228              6.90
Icahn Master           04/07/2010              147,105              6.96
Icahn Master           04/08/2010              410,790              7.26
Icahn Master           04/09/2010              147,571              7.59
Icahn Master           04/12/2010              135,203              7.68
Icahn Master           04/13/2010              122,196              7.76
Icahn Master           04/14/2010              238,177              7.87
Icahn Master           04/15/2010              136,177              7.93
Icahn Master           04/16/2010              147,472              7.87
Icahn Master           04/19/2010               90,337              7.77
Icahn Master           04/20/2010               49,975              7.88
Icahn Master           04/21/2010               33,607              7.91
Icahn Master           04/22/2010               43,690              7.85
Icahn Master           04/23/2010              102,234              8.03
Icahn Master           04/26/2010               38,145              8.08
Icahn Master           04/27/2010               92,050              7.99
Icahn Master           04/28/2010               90,607              7.73
Icahn Master           04/29/2010               95,848              7.79
Icahn Master           04/30/2010               67,215              7.91
Icahn Master           05/03/2010              119,339              7.97
Icahn Master           05/04/2010               69,785              7.77
Icahn Master           05/05/2010               68,650              7.71
Icahn Master           05/06/2010               34,325              7.43
Icahn Master           05/07/2010               34,326              7.19
Icahn Master           05/11/2010              138,430              7.71
Icahn Master           05/12/2010              192,105              7.86
Icahn Master           05/13/2010              180,206              7.97
Icahn Master           05/14/2010              126,487(1)           2.99(2)
Icahn Master           05/17/2010              216,745(1)           3.11(2)
Icahn Master           05/18/2010              240,275(1)           3.16(2)
Icahn Master           05/19/2010              448,096(1)           3.03(2)
Icahn Master           05/20/2010              205,984(1)           2.69(2)
Icahn Master           05/21/2010              240,276(1)           2.72(2)

Icahn Master II        04/01/2010               41,164              6.63
Icahn Master II        04/05/2010               31,927              6.90
Icahn Master II        04/06/2010               14,801              6.90
Icahn Master II        04/07/2010               54,125              6.96
Icahn Master II        04/08/2010              151,142              7.26
Icahn Master II        04/09/2010               54,294              7.59
Icahn Master II        04/12/2010               49,746              7.68
Icahn Master II        04/13/2010               44,960              7.76
Icahn Master II        04/14/2010               87,632              7.87
Icahn Master II        04/15/2010               50,104              7.93
Icahn Master II        04/16/2010               54,259              7.87
Icahn Master II        04/19/2010               33,237              7.77
Icahn Master II        04/20/2010               18,387              7.88
Icahn Master II        04/21/2010               12,366              7.91
Icahn Master II        04/22/2010               16,075              7.85
Icahn Master II        04/23/2010               37,615              8.03
Icahn Master II        04/26/2010               14,034              8.08
Icahn Master II        04/27/2010               33,868              7.99
Icahn Master II        04/28/2010               33,336              7.73
Icahn Master II        04/29/2010               35,266              7.79
Icahn Master II        04/30/2010               24,731              7.91
Icahn Master II        05/04/2010               22,859              7.77
Icahn Master II        05/05/2010               24,032              7.71
Icahn Master II        05/06/2010               12,017              7.43
Icahn Master II        05/07/2010               12,016              7.19
Icahn Master II        05/11/2010               48,462              7.71
Icahn Master II        05/12/2010               67,250              7.86
Icahn Master II        05/13/2010               63,085              7.97
Icahn Master II        05/14/2010               44,281(1)           2.99(2)
Icahn Master II        05/17/2010               75,875(1)           3.11(2)
Icahn Master II        05/18/2010               84,113(1)           3.16(2)
Icahn Master II        05/19/2010              156,865(1)           3.03(2)
Icahn Master II        05/20/2010               72,109(1)           2.69(2)
Icahn Master II        05/21/2010               84,113(1)           2.72(2)

Icahn Master III       04/01/2010               15,553              6.63
Icahn Master III       04/05/2010               12,062              6.90
Icahn Master III       04/06/2010                5,592              6.90
Icahn Master III       04/07/2010               20,450              6.96
Icahn Master III       04/08/2010               57,105              7.26
Icahn Master III       04/09/2010               20,514              7.59
Icahn Master III       04/12/2010               18,795              7.68
Icahn Master III       04/13/2010               16,988              7.76
Icahn Master III       04/14/2010               33,108              7.87
Icahn Master III       04/15/2010               18,930              7.93
Icahn Master III       04/16/2010               20,501              7.87
Icahn Master III       04/19/2010               12,558              7.77
Icahn Master III       04/20/2010                6,947              7.88
Icahn Master III       04/21/2010                4,672              7.91
Icahn Master III       04/22/2010                6,073              7.85
Icahn Master III       04/23/2010               14,212              8.03
Icahn Master III       04/26/2010                5,302              8.08
Icahn Master III       04/27/2010               12,797              7.99
Icahn Master III       04/28/2010               12,595              7.73
Icahn Master III       04/29/2010               13,324              7.79
Icahn Master III       04/30/2010                9,344              7.91
Icahn Master III       05/04/2010                8,144              7.77
Icahn Master III       05/05/2010                9,067              7.71
Icahn Master III       05/06/2010                4,533              7.43
Icahn Master III       05/07/2010                4,534              7.19
Icahn Master III       05/11/2010               18,285              7.71
Icahn Master III       05/12/2010               25,371              7.86
Icahn Master III       05/13/2010               23,802              7.97
Icahn Master III       05/14/2010               16,706(1)           2.99(2)
Icahn Master III       05/17/2010               28,627(1)           3.11(2)
Icahn Master III       05/18/2010               31,735(1)           3.16(2)
Icahn Master III       05/19/2010               59,183(1)           3.03(2)
Icahn Master III       05/20/2010               27,206(1)           2.69(2)
Icahn Master III       05/21/2010               31,735(1)           2.72(2)

_________________________
(1) Shares underlying American-style call options purchased by the applicable Reporting Person in the over-the-counter market, which expire on May 11, 2012.
(2) This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options is $4.85. This exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to exercise of the options.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Call Options
------------

     The Reporting Persons have purchased American-style call options referencing an aggregate of 4,305,498 Shares, which expire on May 11, 2012. The agreements provide for physical settlement (unless the Reporting Person opts for a cash settlement). These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate. These agreements are further described in Item 5(c).

Put Options
-----------

     The Reporting Persons have sold European-style put options referencing an aggregate of 4,305,498 Shares, which expire on May 11, 2012. The agreements provide that they settle in cash. These agreements do not give the Reporting
Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate.

     Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     1    Joint Filing Agreement of the Reporting Persons.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2010


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner

       By:  /s/  Edward  E.  Mattner
            ------------------------
            Name:  Edward  E.  Mattner
            Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.


       By:  /s/ Dominick Ragone
            -------------------
            Name:  Dominick  Ragone
            Title:  Chief  Financial  Officer

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Lawson Software, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 21st day of May, 2010.


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner


       By:  /s/  Edward  E.  Mattner
            ------------------------
            Name:  Edward  E.  Mattner
            Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.


     By:  /s/ Dominick Ragone
          -------------------
          Name:  Dominick  Ragone
          Title:  Chief  Financial  Officer

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN

                                   SCHEDULE A

           DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
Name                                  Position
----                                  --------
Icahn  Offshore  LP                   General  Partner
Carl C. Icahn                         Chief  Executive  Officer
Keith  A.  Meister                    Managing  Director
Vincent  J.  Intrieri                 Managing  Director
Irene  March                          Chief  Financial  Officer
Edward  E.  Mattner                   Authorized  Signatory
Gail  Golden                          Authorized  Signatory
Dana  Witkin                          Director  of  Investor  Relations
Keith  Cozza                          Chief  Compliance  Officer
Anthony  Canova                       Controller


ICAHN  PARTNERS  LP
Name                                  Position
----                                  --------
Icahn  Onshore  LP                    General  Partner
Carl C. Icahn                         Chief  Executive  Officer
Keith  A.  Meister                    Managing  Director
Vincent  J.  Intrieri                 Managing  Director
Irene  March                          Chief  Financial  Officer
Edward  E.  Mattner                   Authorized  Signatory
Gail  Golden                          Authorized  Signatory
Dana  Witkin                          Director  of  Investor  Relations
Keith  Cozza                          Chief  Compliance  Officer
Anthony  Canova                       Controller


ICAHN  ONSHORE  LP
ICAHN  OFFSHORE  LP
Name                                  Position
----                                  --------
Icahn  Capital  LP                    General  Partner
Carl C. Icahn                         Chief  Executive  Officer
Keith  A.  Meister                    Managing  Director
Vincent  J.  Intrieri                 Managing  Director
Irene  March                          Chief  Financial  Officer
Edward  E.  Mattner                   Authorized  Signatory
Gail  Golden                          Authorized  Signatory
Dana  Witkin                          Director  of  Investor  Relations
Keith  Cozza                          Chief  Compliance  Officer
Anthony  Canova                       Controller


ICAHN CAPITAL LP
Name                                  Position
----                                  --------
IPH GP LLC                            General Partner
Carl C. Icahn                         Chief  Executive  Officer
Keith  A.  Meister                    Managing  Director
Vincent  J.  Intrieri                 Managing  Director
Irene  March                          Chief  Financial  Officer
Edward  E.  Mattner                   Authorized  Signatory
Gail  Golden                          Authorized  Signatory
Dana  Witkin                          Director  of  Investor  Relations
Keith  Cozza                          Chief  Compliance  Officer
Anthony  Canova                       Controller


IPH GP LLC
Name                                  Position
----                                  --------
Icahn Enterprises Holdings L.P.       Sole Member
Carl C. Icahn                         Chief  Executive  Officer
Keith  A.  Meister                    Managing  Director
Vincent  J.  Intrieri                 Managing  Director
Irene  March                          Chief  Financial  Officer
Edward  E.  Mattner                   Authorized  Signatory
Gail  Golden                          Authorized  Signatory
Dana  Witkin                          Director  of  Investor  Relations
Keith  Cozza                          Chief  Compliance  Officer
Anthony  Canova                       Controller


ICAHN ENTERPRISES HOLDINGS L.P.
Name                                  Position
----                                  --------
Icahn Enterprises G.P. Inc.           General Partner


ICAHN ENTERPRISES G.P. INC.
Name                                  Position
----                                  --------
Carl C. Icahn                         Chairman
Keith A. Meister                      Vice Chairman, Principal Executive Officer
Daniel A. Ninivaggi                   President
William A. Leidesdorf                 Director
Jack G. Wasserman                     Director
James L. Nelson                       Director
Vincent J. Intrieri                   Director
Dominick Ragone                       Chief Financial Officer
Felicia P. Buebel                     Assistant Secretary
Craig Pettit                          Vice President/Taxes


BECKTON CORP.
Name                                  Position
----                                  --------
Carl C. Icahn                         Chairman of the Board; President
Jordan Bleznick                       Vice President/Taxes
Edward E. Mattner                     Authorized Signatory
Keith Cozza                           Secretary; Treasurer


HIGH RIVER LIMITED PARTNERSHIP
Name                                  Position
----                                  --------
Hopper Investments LLC                General Partner


HOPPER INVESTMENTS LLC
Name                                  Position
----                                  --------
Barberry Corp.                        General Partner
Edward E. Mattner                     Authorized Signatory


BARBERRY CORP.
Name                                  Position
----                                  --------
Carl C. Icahn                         Chairman of the Board; President
Gail Golden                           Vice President; Authorized Signatory
Jordan Bleznick                       Vice President/Taxes
Vincent J. Intrieri                   Vice President; Authorized Signatory
Irene March                           Authorized Signatory
Edward E. Mattner                     Authorized Signatory
Keith Cozza                           Secretary; Treasurer